

August 19, 2015

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Re: Invesco Senior Income Trust (the "Fund")
        Registration Statement on Form N-2
        File Numbers 333-205755; 811-08743

Dear Mr. Hoffman:

We have reviewed the registration statement referenced above that was filed on July 20, 2015 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Common Shares (page i)

The disclosure currently indicates that the Fund will invest "at least 80% of . . . total assets" in Senior Loans. Please revise the disclosure to state that the Fund will invest at least 80% of *net assets plus borrowings for investment purposes* in Senior Loans. *See* Rule 35d-1 of the Investment Company Act of 1940.

The disclosure indicates that the Fund's Common Shares were recently trading at a discount to their net asset value per share. It also appears, from the tabular presentation provided on page 22, that the Fund's Common Shares have traded at a discount to their net asset value over the past several years. The disclosure contained on page 52 states that the Fund may, from time to time, seek the consent of Common Shareholders to permit the issuance and sale by the Fund of Common Shares at a price below the Fund's then-current net asset value, subject to certain conditions. In your response letter, discuss the Fund's plans to seek the consent of its Common Shareholders in this regard. Until such consent is obtained, the Fund may not sell, other than to its current holders of capital stock, its Common Shares at a price below net asset value. Accordingly, your response should also indicate why it is now appropriate for the Fund to register for sale its Common Shares.

Investment Policies (page 3)

The Fund may invest up to 10% of its total assets in structured products. While the disclosure mentions credit-linked notes and credit default swaps as examples of structured products, it does not mention collateralized loan obligations ("CLOs"). However, according to the Fund's most recent schedule of investments, CLOs comprise most of the Fund's investments in structured products. Please consider whether it is appropriate for the Fund to specifically identify CLOs and add CLO-related risk disclosure.

Distributions (page 5)

May the Fund employ return of capital to maintain regular distributions? If so, please disclose this, and any consequences to shareholders, *e.g.*, reduction of tax basis.

Special Risk Considerations (page 5)

Please include in this section a summary of the consequences to common shareholders of the Fund's issuance of preferred shares, *e.g.*, higher expenses, reduced voting power and the possibility of reduced distributions.

Summary of Fund Expenses (page 18)

Expand the "Annual Expenses" column heading to indicate that they are presented "*As a* Percentage of Net Assets Attributable to Common Shares."

Market and Net Asset Value Information (page 22)

The information disclosed under "NYSE Market Price Per Share" contains the same high and low prices per share within each quarterly presentation. The information presented should instead reflect the highest and the lowest NYSE Market Price Per Share during each of the quarterly periods presented. Also, if necessary, please revise the information presented under "Premium (Discount) on Date of Market Price High and Low" to provide the discount or premium information for the day on which the premium or discount was greatest. Also, the disclosure indicates that the Fund's shares have recently traded at a premium to net asset value, yet the accompanying table suggests the contrary. Please correct the disclosure or explain why you need not.

Plan of Distribution (page 61)

Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

At-The-Market Transactions (page 61)

In your response letter, indicate how the Fund proposes to report, in pricing supplements or otherwise, the price and number of shares sold "at the market."

Accounting Comments

Please file an updated consent of the Fund's independent registered public accounting firm as an exhibit to the next pre-effective amendment to the registration statement.

Disclosure on page 27 notes that as a Lender under certain Loan Agreements, the Fund may have an obligation to make additional loans (i.e., unfunded commitments) in certain circumstances (these loans are identified in Note 4 to the Fund's financial statements.) Please represent to us that the Fund: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not issue or sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Fund does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Fund is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Fund has 300% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Fund's most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Fund continues to meet this asset coverage requirement.

Part C – Other Information

Item 25. Financial Statements and Exhibits

(2) Exhibits

The exhibit index indicates that the Fund will file as an exhibit the legality opinion, and related consent of counsel, in a pre-effective amendment to its registration statement. It appears from the "Plan of Distribution" section of the prospectus that the Fund may offer its Common Shares on either a continuous or delayed basis, and that the terms of the future offerings from this registration statement have not yet been authorized by the Fund's Board of Trustees. Therefore, in your response letter, please provide an undertaking on behalf of the Fund to file, in a post-effective amendment with each takedown from this registration statement, an unqualified legality opinion and related consent counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

File the form of prospectus supplement and any form of pricing supplement that may be used to effect offers and sales under this registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel